UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

DEALERTRACK TECHNOLOGIES, INC.

(Name of Subject Company)

RUNWAY ACQUISITION CO.

(Offeror)

A WHOLLY OWNED DIRECT SUBSIDIARY OF

COX AUTOMOTIVE, INC.

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

242309102

(CUSIP Number of Class of Securities)

Peter C. Cassat, Esq.

Cox Automotive, Inc.

6205 Peachtree Dunwoody Road

Atlanta, Georgia 30328

Telephone: (404) 568-8000

Facsimile: (404) 568-7412

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

David C. Karp

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,726,812,389	$433,055.60

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 54,859,720 shares of common stock, par value $0.01 per share (the “Shares”), of Dealertrack Technologies, Inc. (“Dealertrack”) outstanding multiplied by the offer price of $63.25 per Share; (ii) 2,649,565 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $63.25 per Share, multiplied by the offer price of $63.25 per Share minus the exercise price for each such option; (iii) 1,039,435 Shares reserved for issuance upon settlement of outstanding Company restricted share unit awards multiplied by the offer price of $63.25 per Share; (iv) 303,118 Shares reserved for issuance upon settlement of outstanding Company performance share unit awards multiplied by the offer price of $63.25 per Share; and (v) 70,097 Shares reserved for issuance upon settlement of outstanding Company deferred share unit awards multiplied by the offer price of $63.25 per Share. The calculation of the filing fee is based on information provided by Dealertrack as of June 23, 2015.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $433,055.60	Filing Party: Cox Automotive, Inc
Form of Registration No.: Schedule TO	Date Filed: June 19, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on June 26, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), which relates to the offer by Runway Acquisition Co., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of Cox Automotive, Inc., a Delaware corporation (which we refer to as “Parent”), to purchase for cash all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Dealertrack Technologies, Inc., a Delaware corporation (which we refer to as “Dealertrack”), at a purchase price of $63.25 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 26, 2015 (as amended hereby, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of the Parent and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the respective meanings assigned to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement Item 11 as reflected below and to amend and supplement Item 12 with additional exhibits.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by inserting after the end of the subsection entitled “Certain Legal Matters; Regulatory Approvals—General” the disclosure set forth below:

“Reiferson Complaint. On July 15, 2015, the Hoff Complaint was withdrawn. On the same day, Henry L. Reiferson, a purported stockholder of Dealertrack, filed a putative stockholder class action complaint (the “Reiferson Complaint”) in the Court of Chancery of the State of Delaware against Dealertrack’s board of directors, Dealertrack, Parent and Purchaser. The substantive allegations contained in the Reiferson Complaint are identical to the those set forth in the Hoff Complaint, as described in Amendment No. 1 to the Schedule TO. A copy of the Reiferson Complaint is filed as Exhibit (a)(5)(B) to this Schedule 14D-9.

Parent and Purchaser believe the allegations are without merit. However, a negative outcome in the suit could have a material adverse effect on Dealertrack if it results in preliminary or permanent injunctive relief or rescission of the Merger Agreement. Parent and Purchaser are not currently able to predict the outcome of the suit with any certainty. Additional suits arising out of or relating to the Merger and the related transactions may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, Parent and Purchaser will not necessarily announce such additional filings.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(B) Complaint filed by Henry L. Reiferson in the Delaware Court of Chancery, dated July 15, 2015.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2015

RUNWAY ACQUISITION CO.

By:	/s/ Peter C. Cassat
Name:	Peter C. Cassat
Title:	Vice President

COX AUTOMOTIVE, INC.

By:	/s/ Peter C. Cassat
Name:	Peter C. Cassat
Title:	Vice President and General Counsel